EXHIBIT 12

Caterpillar Financial Services Corporation
 COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
(Unaudited)
(Dollars in Millions)

	Three Months Ended September 30,		Nine Months Ended September 30,
	2017	2016	2017	2016

Profit of consolidated companies	$88	$98	$320	$303

Add:
Provision for income taxes	38	48	137	136

Profit before income taxes	$126	$146	$457	$439

Fixed charges:
Interest expense	$169	$151	$499	$458
Rentals at computed interest*	1	1	4	4

Total fixed charges	$170	$152	$503	$462

Profit before income taxes plus fixed charges	$296	$298	$960	$901

Ratio of profit before income taxes plus fixed charges to fixed charges	1.74	1.96	1.91	1.95

*Those portions of rent expense that are representative of interest cost.